UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SynTouch, Inc.

Legal status of issuer

  Form
  C-Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  February 17, 2016

Physical address of issuer
3720 Clifton Pl, Montrose, CA 91020

Website of issuer
https://www.syntouchinc.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
11,853

Price (or method for determining price)
$2.1092

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
April 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end 2016 (Successor, C-Corp)	**Prior fiscal year-end 2015 (Predecessor, LLC)**
Total Assets	$1,477,466	$34,483
Cash & Cash Equivalents	$766,715	$30,039
Accounts Receivable	$36,323	$2,882
Short-term Debt	$125,150	$39,701
Long-term Debt	$1,120,850	$123,850
Revenues/Sales	$1,930,977	$1,013,848
Cost of Goods Sold	$1,243,469	$798,168
Taxes Paid	$0	$0
Net Income	$114,923	-$41,678

The above reflects the consolidated financials of SynTouch, Inc. and its subsidiary SynTouch LLC.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 8, 2018

SynTouch, Inc.



Up to $1,070,000 of Preferred Stock

SynTouch, Inc. ("SynTouch", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by April 30, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,000,000 under the Combined Offerings (the "Closing Amount") by April 30, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 30, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at https://www.syntouchinc.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of § 227.202.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/syntouch/.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this

Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SynTouch, Inc. was originally formed as a limited liability company under the name SynTouch LLC in the State of California on July 10, 2008. The Company reorganized as a C-corporation in the State of Delaware on February 17, 2016. On May 16, 2016, all holders in the limited liability company converted their ownership of the limited liability company into proportional ownership of the corporation. SynTouch LLC is a wholly-owned subsidiary of SynTouch, Inc. and remains active to satisfy billing logistics with the federal agencies with which the Company has active contracts under the SynTouch LLC name.

SynTouch is the world leader in Machine Touch®, the robotic equivalent for the most human of our five senses. SynTouch's sensors enable machines to achieve humanlike tactile awareness, perception and dexterity. Our proprietary characterization system, the SynTouch Standard®, quantifies the tactile qualities of materials and consumer products with more accuracy than human experts, and has been used for product design and quality control by leading manufacturers around the world.

The Company is located at 3720 Clifton Pl, Montrose, CA 91020.

The Company's website is https://www.syntouchinc.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/syntouch/ and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	11,853
Maximum amount of Series Seed Preferred Stock	$1,070,000
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	507,301

Purchase price per Security	$2.1092
Minimum investment amount per investor	$500
Offering deadline	April 30, 2018
Use of proceeds	See the description of the use of proceeds on page 18 hereof.
Voting Rights	See the description of the voting rights on pages 11, 12, 20, 22, and 23-25.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We are dependent on our executive officers and key employees for the management of our business, and their loss and failure to replace them could have a material adverse effect on our financial condition and operating results. To be successful, we must have qualified, competent managers and engineers. There is no assurance that we will be able to retain and recruit the professional personnel we need to execute our business plan. We do not carry key person insurance. Our success will depend on our ability to retain our current management and key employees. Competition for these key persons in our industry is intense and we cannot guarantee that we will be able to retain our personnel. The loss of the services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We have not prepared any audited financial statements for our fiscal year ending December 31, 2017. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities for 2017 on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

We have only conducted a limited number of market studies. We have only conducted limited formal market studies concerning the demand for our technology and services. There is no independent confirmation of public acceptance of the concept; however, management believes the public acceptance of renewable hydrogen fueling stations will be favorable based on their internal research and experience.

Financial projections included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Memorandum, the Exhibits attached hereto or any documents incorporated by reference. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources. As our industry matures, larger companies may develop products or services similar to ours and compete with our Company. These companies may be better capitalized and with greater resources. We may be unable to compete against such companies.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this Offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

The consideration being paid to our management was not based on arm's length negotiation. The securities and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results. From time to time, we may consider opportunities to acquire other products or technologies that may enhance our products or technology, or advance our business strategies. Potential acquisitions involve numerous risks, including:
- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.
- problems assimilating the acquired products or technologies;
- issues maintaining uniform standards, procedures, controls and policies;
- unanticipated costs associated with acquisitions;
- diversion of management's attention from our existing business;
- risks associated with entering new markets in which we have limited or no experience; and
- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition and no current plans to seek acquisitions; however, depending on industry and market conditions, we may consider acquisitions in the future. If we do proceed with acquisitions, we do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If we fail to properly manage our anticipated growth, our business could suffer. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance.

Moreover, there are significant costs and risks inherent in selling our products in international markets, including: (a) time and difficulty in building a widespread network of distribution partners; (b) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (c) potentially lower margins in some regions; (d) longer collection cycles in some regions; (e) compliance with foreign laws and regulations; (f) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the Foreign Corrupt Practices Act and the Office of Foreign Assets Control regulations, by us, our employees, and our business partners; (g) currency exchange rate fluctuations and related effects on our results of operations; (h) economic weakness, including inflation, or political instability in foreign economies and markets; (i) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (j) workforce uncertainty in countries where labor unrest is more common than in the United States; (k) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires; and (l) other costs and risks of doing business internationally.

These and other factors could harm our ability to implement planned international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by patients in these markets. Accordingly, if we are unable to expand internationally or manage our international operations successfully, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

The industries in which the Company operates are competitive and subject to rapid technological change. If any competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies. Industrial and robotics are characterized by intense competition and rapid technological change, and we will face competition on the basis of product features, clinical outcomes, price, services and other factors. Competitors may include large medical device and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners.

Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. In some instances, competitors may also offer, or may attempt to develop, alternative therapies for disease states that may be delivered without a medical device. The development of new or improved products, processes or technologies by other companies may render our products or proposed products obsolete or less competitive. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances, and upon our ability to successfully implement our marketing strategies and execute our research and development plan.

We may not have sufficient funds to meet our future capital requirements. We believe that the proceeds of this Combined Offering and other potential sources of liquidity will be sufficient to meet our anticipated cash needs. In the event the Company does not raise the Closing Amount, the Company may not fully meet its capital needs and may need to raise additional capital. Additionally, if we require additional funds during that period or in later periods, we may need to seek additional sources of funds, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all our current and planned commercialization and research and development activities. We also may have to reduce sales, marketing, customer service, or other resources devoted to our business. Any of these actions could materially harm our business and results of operations.

We may receive a significant number of warranty claims or our products may require significant amounts of service after sale. As the number and complexity of the features and functionalities of our products increase, we may experience a higher level of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated expenditures for parts and services, which could have a material adverse effect on our operating results.

Defects in our products or the software that drives them could adversely affect the results of our operations. The design, manufacture and marketing of our products involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of products can lead to injury or other adverse events. In addition, because our products include technology which is not developed in-house at SynTouch, we may not be aware of manufacturing defects that could occur. Such adverse events could lead to recalls or safety alerts, and could result, in certain cases, in the removal of our products from the market. A recall could result in significant costs bit financially and to the reputation of the Company. The medical device industry has historically been subject to extensive litigation over product liability claims. We have not been subject to such claims to date; however, we may become subject to product liability claims alleging defects in the design, manufacture or labeling of our products in the future. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments.

We currently rely, and in the future will rely, on sales of our products for our revenue, and we may not be able to achieve or maintain market acceptance. We currently rely, and in the future will rely, on sales of our products for our revenue. SynTouch's products are relatively new products, and market acceptance and adoption depend on educating and continued acceptable. Achieving and maintaining market acceptance of products could be negatively impacted by many other factors, including, but not limited to:

- the introduction of new competitive products or greater acceptance of competitive products
- adverse regulatory or legal actions relating to our products or similar products or technologies;
- problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships.

Any factors that negatively impact sales would adversely affect our business, financial condition and operating results.

Our principal shareholders own voting control of our Company. Our current officers, directors, founders, and principal shareholders currently own a total of 4,100,000 shares of our Common Stock or 91% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

There are limitations on the liability of our directors and officers. As permitted by Delaware law, our certificate of incorporation limits the liability of our directors and officers for monetary damages for any breach of a fiduciary duty except in certain instances. As a result, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for Investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 67.78% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future.

Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. If we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Future issuances of our common stock or other securities may adversely affect holders of the Shares. Our board of directors has the authority, without action or vote of the stockholders, to issue all or part of any authorized but unissued shares of our Common Stock. While we do not have any current plans to do so, in the future we may also issue additional securities, through public or private offerings, to raise additional capital to support our growth or in connection with possible acquisitions. Future issuances of our common stock will dilute the percentage of ownership interest of stockholders and may dilute the per share book value of our common stock. In addition, option holders, if any, may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

BUSINESS

Description of the Business

SynTouch was formed by a group of distinguished researchers from the University of Southern California. SynTouch is a leader in Machine Touch® engineered solutions that enable machines to augment and/or replace humans in tasks requiring the sense of touch. The sense of touch is one of the most important but least understood of the human senses. It is essential for characterizing and handling objects. It motivates decisions to purchase consumer goods and it protects our bodies from injury. An artificial sense of touch requires robust and appropriate tactile sensors plus signal processing and perceptual algorithms. SynTouch is a leader in providing such tactile hardware and software and is continuing rapidly to expand its technology suite.

Our initial technology development was funded by Small Business Innovative Research (SBIR) grants from various government agencies including National Institute of Health, National Science Foundation, Defense Advanced Research Projects Agency, United States Department of Agriculture, and National Institute of Standards and Technology. SynTouch holds a portfolio of intellectual property by exclusive licenses as well as direct issued and pending patents. SynTouch has a unique position as a leading company in the nascent industries enabled by tactile sensing and haptics. Current government grants include "Tactile Sensing Reflexes for Advanced Prosthetic Hands" funded by the CDMRP (DOD) and "Artificial Characterization of Objects Relating to Human Tactile Perception" funded by the National Science Foundation.

SynTouch's proprietary characterization system, the SynTouch Standard®, quantifies the tactile qualities of materials and consumer products with more accuracy than human experts, and is being used already or evaluated by multiple Fortune 500 organizations. Applications include: product sourcing, quality control, product optimization and improved communications among complex supply chains. Our BioTac Toccare™ reproduces both the mechanical properties and sensory modalities of human fingertips, allowing us to measure how products feel in all the same dimensions that customers can perceive.

Our sensors enable machines to achieve humanlike tactile awareness, perception and dexterity. Our BioTac® and BioTac SP sensors are the most biomimetic tactile devices in the world, and have been integrated onto nearly all robotics research platforms. Our NumaTac® sensors are being integrated into OttoBock prosthetic limbs to create a more human like prosthetic and increase patient benefit. The SynTouch consulting and research teams look forward to developing Machine Touch for your applications.



BioTac

Biomimetic - sensitive to everything humans feel

Durable, multimodal high bandwidth sensors

BioTac SP

NumaTac

Sense & Protect

Durable & Inexpensive

In recent years, SynTouch has been honored as a Technology Pioneer by the World Economic Forum, as a Breakthrough Award winner by Popular Mechanics magazine for its BioTac sensor, and as one of the Top 10 Innovations by The Scientist magazine for its NumaTac sensor.

Substantial opportunities exist for enabling applications in current and next generation robots as well as establishing an industry standard for the language of touch. Tactile data libraries may someday represent a new standard by which products are defined, marketed and defended legally.

Business Plan

Our mission is to enable machines to achieve human-like perception with machine consistency. An artificial sense of touch requires robust and appropriate tactile sensors, control of exploratory movements, signal processing and perceptual algorithms. SynTouch is a leader in providing this haptic hardware and software and is continuing to expand its technology suite. We measure what a person can feel, and unlike humans, we do so objectively and repeatedly.

SynTouch's biomimetic sensors capture the texture of a material, the give of it, and how warm or cool it feels. It further breaks down these qualities into 15 highly specific properties with names like "adhesive tack," "thermal persistence," "tactile compliance," and "macrotexture coarseness." To gather this information, the SynTouch Toccare imitates humans by poking and sliding its robot finger across a material with precise control of the digit's force and velocity.

SynTouch is using this process with thousands of materials, with a vision of developing an objective standard of this subjective sense. With such a standard, you could bring haptic information to online shopping. An online marketplace might one day tag a sweatshirt not just with a color and size, but a quantification of its feel, empowering both consumers and companies.

The Company's Products and/or Services

Biomimetic Process

SynTouch technology is inspired by human biology. Humans perceive how objects feel by making carefully chosen exploratory movements with fingers that have highly evolved mechanical properties and multimodal sensors. Our BioTac Toccare® integrates the Machine Touch version of all three with an algorithm that extracts human-like Dimensions of Touch.

- *Exploratory Movements*: You spent your life refining your repertoire of exploratory movements. We built a robotic instrument that duplicates them with unprecedented precision and smoothness.

- ***Fingertip Mechanics*****:** Your fingertip has an elastic skin with a fingernail and fingerprints overlying a displaceable pulp and carefully shaped bone. We figured out how each of those features affects its interactions with objects and we built a fingertip that has all those essential properties.

- ***Multimodal Sensors*****:** Your fingertip has hundreds of delicate neural receptors for mechanical deformation of the skin, vibrations induced by sliding contact and heat flow between your warm fingers and the objects you touch. We figured out how to sense all the same things.

- ***Neurally Inspired Algorithm*****:** You integrate your exploratory movements with your tactile sensors to extract percepts of touch that you describe in a rich vocabulary. Our algorithm mirrors this to extract the 15 Dimensions of Touch.

<u>Quantifying Touch</u>



Human-Like Tactile Sensing
Human-Like Movements
Neural-Inspired Signal Processing
15
Give Dimensions Describing Feel
It's like PANTONE® but for Touch

Prosthetics

SynTouch's intelligent grasping reflexes are currently being utilized in clinical studies funded by the Congressionally Directed Medical Research Programs and the National Institute of Health to bring this technology to market and improve the performance of low-cost prosthetic hands. Clinicians have long known that stiff hands tend to be almost useless even if they have normal motor function. Anyone who has tried to use their hands when their fingertips are numb from the cold also knows this. Historically, designers of prosthetic hands have been reluctant to incorporate tactile sensing because of challenges in robustness. SynTouch sensors have a unique design that solves these issues.



BREAKTHROUGH AWARDS
BIOTAC SENSOR
8:40 | 51°

In research funded by the National Institutes of Health, SynTouch was able to develop the revolutionary BioTac sensor and integrate these sensors into prosthetics to improve the user's capabilities in both perception and touch. Through this work, we have discovered how to combine our highly nuanced sensors into a system of automatic reflexes that work in much the same way as real human fingers! This gives users the ability to pick up objects without having to actively think about the amount of force they are applying – just like the reflexes of a real human hand.

Telerobotics



SynTouch works with several of the world leaders in robotics. Our technology is integrated on to platforms from: Shadow, Schunk, Kuka, Kinova, Robotiq, ABB, Barrett, Fanuc, Allegro and many others. Our sensors facilitate dexterous manipulation and object characterization unlike any other technology available. The work being done in prosthetics, which are essentially tele-robots, is highly synergistic to our efforts in dominating the robot-grasp space.

Virtual Realty & Realistic Tactile Displays

SynTouch aims to become the tactile standard for haptics displays of various types. Just as our tech is used by many companies to understand the haptic properties of their products, the data from SynTouch can be used to quantify the AR/VR experiences being created by various platforms and/or drive those platforms with detailed data on surface characteristics.



Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

SynTouch has customers that include: academic research facilities, commercial entities (including several in the Fortune 500), and grant agencies of the USA Federal Government.

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

Trademark	Registration No./Serial No.	Registration Date/Filing Date	Trademark
PanTouch	4,824,995	October 6, 2015	Design and testing of new products for others utilizing tactile characterization and machine equipment and processing; Consultation in regard to design and testing of new products for other utilizing tactile characterization and matching equipment and processes; Product quality testing utilizing tactile characterization and matching equipment and processes; Consulting services in the field of using tactile characterization robots for product research and development in Class 24. (Service Mark)
NumaTac	4,744,363	May 26, 2015	Electric or electronic sensors for contact detection.
SynTouch	3835883	August 17, 2010	Electric or electronic sensors for tactile sensing; Pressure sensors; Temperature sensors. SYN Combination of three or more letters as part of the mark.
Machine Touch	4983593	June 21, 2016	Industrial robots. Standard character mark.
BioTac	3929409	March 8, 2011	Electric or electronic sensors for pressure; Pressure sensors; Temperature sensors. Standard character mark.
Toccare	87730393	December 21, 2017	Computer-controlled apparatus for testing and measuring tactile properties of materials. Standard character mark.

Touch-Scale	87730537	December 21, 2017	Publishing of electronic publications. Standard character mark.

Patents and Provisional Patent Applications

The Company has the following issued patents:
- #9,080,918: Compliant tactile sensor with fluid-filled, sponge-like material
- #9,477,909: Object investigation and classification
- #9,690,906: Living object investigation and diagnosis using a database of probabilities pertaining to ranges of results

The Company has the following provisional patents applications* (as further described in the table below):
- US20160025615: Method and applications for measurement of object tactile properties based on how they likely feel to humans

*Filing a provisional patent application in no way guarantees that an issue patent will be granted.

The Company has the following patents licensed to it from USC:
- #8,272,278: Enhancements to improve the function of a biomimetic tactile sensor
- #8,181,540: Measurement of sliding friction-induced vibrations for biomimetic tactile sensing
- #7,878,075: Biomimetic tactile sensor for control of grip
- #7,658,119: Biomimetic tactile sensor

The Company's patents and licenses are further described below:

Official No.	Title	Case Status	Case Type	Country	Property Type
2010868	BIOMIMETIC TACTILE SENSOR	EP Granted	Properties	European Patent Office	Patent
08827237.2	BIOMIMETIC TACTILE SENSOR FOR CONTROL OF GRIP	Published	Properties	European Patent Office	Patent
13766791.1	COMPLIANT TACTILE SENSOR WITH FLUID-FILLED, SPONGE-LIKE MATERIAL	Published	Properties	European Patent Office	Patent
	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Not yet filed	Properties	European Patent Office	Patent
602007049578.4	BIOMIMETIC TACTILE SENSOR	Registered	Properties	Germany	Patent
PCT/US 2015/040027	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Published	Properties	Patent Cooperation Treaty	Patent
2010868	BIOMIMETIC TACTILE SENSOR	Registered	Properties	United Kingdom	Patent
8181540**	MEASUREMENT OF SLIDING FRICTION-INDUCED VIBRATIONS FOR BIOMIMETIC TACTILE SENSING	Registered	Properties	United States of America	Patent
8272278**	ENHANCEMENTS TO IMPROVE THE FUNCTION OF A BIOMIMETIC TACTILE SENSOR	Registered	Properties	United States of America	Patent
9080918	COMPLIANT TACTILE SENSOR WITH FLUID-FILLED, SPONGE-LIKE MATERIAL	Registered	Properties	United States of America	Patent
9,690,906	LIVING OBJECT INVESTIGATION AND DIAGNOSIS USING A DATABASE OF PROBABILITIES PERTAINING TO RANGES OF RESULTS	Registered	Properties	United States of America	Patent
9477909	OBJECT INVESTIGATION AND	Registered	Properties	United States	Patent

	CLASSIFICATION			of America	
7658119**	BIOMIMETIC TACTILE SENSOR	Registered	Properties	United States of America	Patent
7878075**	BIOMIMETIC TACTILE SENSOR FOR CONTROL OF GRIP	Registered	Properties	United States of America	Patent
14/796647*	METHOD AND APPLICATIONS FOR MEASUREMENT OF OBJECT TACTILE PROPERTIES BASED ON HOW THEY LIKELY FEEL TO HUMANS	Filed	Properties	United States of America	Patent

*The Company has filed a provisional patent application for this property. No patent for this property has been issued.
**The Company holds a license to this property. The Company does not hold the issued patent.

Litigation
 None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use approximately 50% of the proceeds, or approximately $12,500, towards offering expenses;
- If the Company raises the Closing Amount, it will use approximately 14% of the proceeds, or approximately $140,000 towards offering expenses; and
- If the Company raises the Maximum Amount, it will use approximately 12% of the proceeds, or approximately $288,000, towards offering expenses.

The proceeds remaining after meeting offering expenses, if the Target Amount or Closing Amount are raised, will be used as follows:
- 50% towards working capital; and
- 50% towards scaling up sales and deliveries of our new Toccare haptic system.

The proceeds remaining after meeting offering expenses, if the Maximum Amount is raised, will be used as follows:
- 25% towards working capital;
- 50% towards strategic capital; and
- 25% towards scaling up sales and deliveries of our new Toccare haptic system.

The above description of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Dr. Gerald Loeb, Chairman of the Board and Founder (2008-present)

Dr. Loeb is a co-founder of SynTouch, a spin-off company from the Medical Device Development Facility of the University of Southern California, which he directs as Professor of Biomedical Engineering. He is a co-inventor of the BioTac technology and holds more than 60 issued US patents covering many areas of neural engineering and prosthetics. As Chief Science Advisor, Dr. Loeb provides strategic guidance to the company and mentoring to the partners and staff.

Previous Employment:
- University of Southern California   1999-Present

David Groves, CEO (2011-present)

David joined SynTouch in 2012, bringing more than 20 years of management and business development experience in the medical device, consulting and manufacturing fields. David received his MBA from the USC Marshall School of Business in 2002. As President, David manages company operations and works to advance relationships with our strategic industry partners.

Previous Employment:
- Angeles Consulting, Inc.   2007-Present
- Biotronik, Inc.   2002-2007

Jeremy Fishel, Chief Technical Officer (2008-present)

Jeremy is a co-founder of SynTouch and has led the development of its core technology since the company's founding. In 2012 he received his PhD from the University of Southern California for his work on fluid-based tactile sensing and characterization of objects by touch. As Chief Technology Officer, Jeremy works with our research and development team to pioneer new products and services to address unmet market needs in the field of touch.

Fred Zhang, Director (2006-present)

Fred Zhang is a computer scientist, entrepreneur and investor. He has been working at Google Inc. since 2006 as the lead on Google Display Network and Brand Advertising measurements. Prior to working at Google, he led and managed team that developed the world's first online movie download and distribution platform for five biggest Hollywood movie studios. Fred is also the General Partner of DL Capitals since 2014 and successfully invested in several technology startups in the U.S.

Previous Employment:
- Google   2006-Present

Richard Koffler, Director (2017-present)

Richard Koffler is CEO of Greenwings Biomedical, an incubator of biomedical ventures. His 30-year career includes successfully investing in, launching and nurturing technology emerging-growth ventures. Richard was a member of the Tech Coast Angels, co-founded the TechCEO Network, was president of the Los Angeles Venture Association and the Technology Council of Southern California, and is an advisor to the California Emerging Technology Fund and the Wells Fargo Center for Small Business and Entrepreneurship at California State University, Northridge. He holds computer science degrees from the Massachusetts Institute of Technology and the University of California, Berkeley.

Previous Employment:
- Greenwings Biomedical   2013-Present
- Heal Clinics   2014-Present

Matt Borzage, Director and Business Development

Matt is a co-founder of SynTouch and has been instrumental in developing the business framework for the company and coordinating its grants and contracts. His graduate education in biomedical engineering and experience in medical device engineering and sales give him unique insights into applications of SynTouch's technology.

Previous Employment:
- University of Southern California   2015-Present

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following equity capital:

The Company is authorized to issue up to 20,000,000 shares of Common Stock of which 4,500,000 shares are issued and outstanding. The Company has issued options to purchase 311,000 shares of Common Stock. The Company has authorized 1,800,000 shares of Series Seed Preferred Stock, none of which has been issued.

The Company has the following debt capital:

Convertible Debt:
In May 2016, SynTouch conducted a private placement offering to select investors offering convertible notes for gross proceeds of $1,225,000 to the Company. The principal balance of the notes and all accrued interest are convertible at the option of the holder into equity securities of the class, series and type issued and sold at the close of the Company's next bona fide equity financing. The number of shares issued to each convertible note holder upon such conversion is equal to the quotient obtained by dividing the entire principal amount of the convertible notes plus accrued interest as of the date the holder exercises his/her conversion right by the lower of the price per share of the equity securities issued at the time of the next bona fide equity financing less a 25% discount, or the quotient obtained by dividing $12,000,000 by the number of issued and outstanding shares of the Company's capital stock assuming the conversion of all of the Company's outstanding convertible or exercisable securities, rounded to the nearest whole share. The Notes bear interest at 6% per annum from date of issue and mature in May 2019.

Upon maturity, the principal balance of the notes and all accrued interest are convertible into equity securities of the class, series and type issued at the option of the holder.

Ownership
A majority of the Company is owned by a few individuals/entities. Those individuals/entities are the Loeb/Richmond Family Trust and Jeremy Fishel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

	% Total
Loeb/Richmond Family Trust	42.22%
Jeremy Fishel	25.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
The Company operates out of a 4,500 square foot facility in Montrose, CA. This facility has all the necessary space and equipment for the medium-term future. The Company has 8 full-time employees as well as several part-time employees and frequently utilizes consultants to maximize efficiency and control costs. Customers include many of the most prominent names in industry and academia. Revenues for 2017 were approximately $1.4M. The revenue mix for SynTouch includes: sales of sensors, haptics testing, sponsored R & D including federal grants, joint development agreement with P & G, rentals of the new company Toccare system, as well as warranty and parts sales, services, etc.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $311,000 in cash on hand as of January 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $12,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: see above under "Capitalization" and below under "Classes of securities of the Company".

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $1,000,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
• greater information and inspection rights
• if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
• a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

We are authorized to issue 20,000,000 shares of Common Stock, par value $0.00001 per share, and 1,800,000 shares of Series Seed Preferred Stock, par value $0.00001 per share.

Holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. There are no cumulative voting rights, and therefore, subject to the rights of the holders of preferred stock (if and when issued), holders of a majority of the outstanding shares of voting Common Stock are able to elect the entire board of directors. The board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of Common Stock (whether voting or non-voting), which would reduce the percentage ownership by the present stockholders and which might dilute the book value of outstanding shares. Stockholders have no pre-emptive rights to acquire additional shares of Common Stock. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and any preference in liquidation of the preferred stock then outstanding. Holders of Common Stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends, after payment of any preference on preferred stock, if any, then outstanding. We have not paid dividends on our Common Stock and do not anticipate that we will pay dividends in the foreseeable future.

Convertible Securities

In May 2016, SynTouch conducted a private placement offering to select investors offering convertible notes for gross proceeds of $1,225,000 to the Company. The Convertible Notes mature in May 2019 unless earlier converted. The Convertible Notes have the following terms in relevant part: (i) the principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the next equity financing in the amount of at least $1,000,000 in gross proceeds, (ii) conversion of the notes into equity shall have a Company valuation cap of $12 million, (iii) the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion, and (iv) the notes bear interest at 6% per annum from date of issue until maturity. The number of shares issued to each convertible note holder upon such conversion shall be equal to the quotient obtained by dividing the entire principal amount of the convertible notes plus accrued interest as of the date the holder exercises his/her conversion right by the lower of the price per share of the equity securities issued at the time of the next bona fide equity financing less a 25% discount, or the quotient obtained by dividing $12,000,000 by the number of issued and outstanding shares of the Company's capital stock assuming the conversion of all of the Company's outstanding convertible or exercisable securities, rounded to the nearest whole share. Upon a corporate transaction (merger, consolidation, disposition of substantially all of the Company's assets or change of control), note holders may elect to either: (a) receive an amount equal to the sum of (x) all accrued and unpaid interest due on such note and (y) two times (2x) the outstanding principal balance of such Note; or (b) convert into that number of shares issued equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of conversion by (y) the applicable "Conversion Price" (as defined in the Note). All holders of the Convertible Note invested at least $50,000 each and shall be designated as a Major Purchasers upon conversion of the note in Conversion Shares.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

The stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Company, (ii) a Family Member or Personal Friend (as defined in the Company's Certificate of Incorporation) of an employee or a holder of Common Stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of Common Stock of the Company).

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. If the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the

Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Company's co-founder, Gerald E. Loeb, issued a loan in the form of notes to the Company prior to its conversion into a corporation to assist with start-up operations. The entire balance, $270,850, of this note was converted to a convertible debt instrument upon the Company's conversion from and LLC to a C-Corp on May 17, 2017. The terms of the converted convertible debt instrument are the same as those described under "Capitalization and Ownership – Convertible Debt" and "Classes of securities of the Company – Convertible Securities" above.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David Groves
_____
(Signature)

David Groves
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/David Groves
_____
(Signature)

David Groves
_____
(Name)

CEO
_____
(Title)

3/8/2018
_____
(Date)

/s/ Matt Borzage
_____
(Signature)

Matt Borzage
_____
(Name)

Director
_____
(Title)

3/8/2018
_____
(Date)

/s/Fred Zhang
_____
(Signature)

Fred Zhang
_____
(Name)

Director
_____
(Title)

3/8/2018
_____
(Date)

/s/Richard Koffler
_____
(Signature)

Richard Koffler
_____
(Name)

Director
_____
(Title)

3/8/2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SYNTOUCH, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2016 AND 2015

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1 – 2
FINANCIAL STATEMENTS	

The Ozurovich Group, Inc
Certified Public Accountants

www.togcpa.com
Phone: (310) 226-7576 Fax: (310) 226-7595
1901 Avenue of the Stars, Suite 1050, Los Angeles, CA 90067

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
SynTouch, Inc.
Los Angeles, California

We have audited the accompanying financial statements of SynTouch, Inc., which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of activities, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SynTouch, Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the entity converted from an LLC to a C-Corporation with an effective date of May 16, 2016. Our opinion is not modified with respect to this matter.

The Ozurovich Group, Inc.

The Ozurovich Group, Inc.

Digitally signed by The Ozurovich Group, Inc.
DN: cn=The Ozurovich Group, Inc., o=The Ozurovich Group, ou,
email=mozurovich@togcpa.com, c=US
Date: 2017.08.17 22:37:48 -07'00'

Los Angeles, California
August 1, 2017

SYNTOUCH, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015

	(Successor, C-Corp) 2016	(Predecessor, LLC) 2015
ASSETS		
Current assets		
Cash and cash equivalents	$ 766,715	$ 30,039
Investments	300,003	-
Accounts receivable	36,323	2,882
Income tax receivable	800	-
Prepaid expenses	30,684	1,562
Total current assets	1,134,525	34,483
Property and equipment - net	79,196	56,741
Deferred taxes	54,000	-
Intangible assets - net	204,995	184,120
Deposits	4,750	4,750
TOTAL ASSETS	$ 1,477,466	$ 280,094
LIABILITIES		
Current liabilities		
Accounts payable	$ 84,231	$ 39,701
Accrued expenses	40,919	-
Total current liabilities	125,150	39,701
Long-term liabilities		
Related party notes payable	-	123,850
Convertible debt	1,120,850	-
Total long-term liabilities	1,120,850	123,850
TOTAL LIABILITIES	1,246,000	163,551
STOCKHOLDERS' EQUITY		
Common stock, $0.00001 par value: 20,000,000 shares authorized zero shares issued and outstanding at December 31, 2016	-	-
Additional paid-in capital	287,116	-
Members' equity	-	-
Retained (deficit)/earnings	(55,650)	116,543
Total stockholders' equity	231,466	116,543
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,477,466	$ 280,094

See independent auditor's report and accompanying notes.

SYNTOUCH, INC.
STATEMENTS OF ACTIVITIES
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016		
	(Successor, C-Corp)	(Predecessor, LLC)	
	May 16, 2016 - December 31, 2016	January 1, 2016 - May 15, 2016	2015
REVENUE			
Government	$ 837,259	$ 449,781	$ 444,714
Commercial	374,056	269,881	569,134
TOTAL REVENUE	1,211,315	719,662	1,013,848
COST OF GOODS SOLD	837,282	406,187	798,168
GROSS PROFIT	374,033	313,475	215,680
OPERATING EXPENSES			
Facilities	90,219	50,053	125,396
Finance and administration	214,898	12,588	25,053
Fringe benefits	24,821	7,126	14,752
Indirect support	260	20,630	-
Sales and marketing	95,296	46,028	75,894
Other operating expenses	17,790	6,477	15,362
TOTAL OPERATING EXPENSES	443,284	142,902	256,457
OPERATING INCOME/(LOSS)	(69,251)	170,573	(40,777)
OTHER INCOME AND (EXPENSES)			
Interest and dividend income	150	-	-
Interest (expense)	(40,549)	-	(901)
TOTAL OTHER (EXPENSES)	(40,399)	-	(901)
INCOME/(LOSS) BEFORE INCOME TAXES	(109,650)	170,573	(41,678)
(BENEFIT) FROM INCOME TAXES	(54,000)	-	-
NET INCOME/(LOSS)	$ (55,650)	$ 170,573	$ (41,678)

See independent auditor's report and accompanying notes.

SYNTOUCH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	COMMON STOCK - SHARES	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	MEMBERS EQUITY	RETAINED EARNINGS/(DEFICIT)	TOTAL STOCKHOLDERS' EQUITY
PREDECESSOR (LLC)						
DECEMBER 31, 2014	-	$ -	$ -	$ -	$ 158,221	$ 158,221
NET (LOSS)	-	-	-	-	(41,678)	(41,678)
DECEMBER 31, 2015	-	-	-	-	116,543	116,543
NET INCOME	-	-	-	-	170,573	170,573
MAY 15, 2016	-	-	-	-	287,116	287,116
SUCCESSOR (C-CORP)						
NON-CASH CONTRIBUTIONS RESULTING FROM CONVERSION TO C-CORP	-	-	287,116	-	(287,116)	-
NET (LOSS)	-	-	-	-	(55,650)	(55,650)
DECEMBER 31, 2016	-	$ -	$ 287,116	$ -	$ (55,650)	$ 231,466

See independent auditor's report and accompanying notes.

SYNTOUCH, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016		
	(Successor, C-Corp)	**(Predecessor, LLC)**	
	May 16, 2016 - December 31, 2016	**January 1, 2016 - May 15, 2016**	**2015**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$ (55,650)	$ 170,573	$ (41,678)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities			
Depreciation and amortization	13,170	13,170	16,889
Change in deferred income taxes	(54,000)	-	-
(Increase) decrease in assets			
Accounts receivable	105,198	(138,639)	37,284
Income tax receivable	(800)	-	-
Prepaid expenses	(29,076)	(46)	52,817
Increase (decrease) in liabilities			
Accounts payable	67,397	(22,867)	22,926
Accrued liabilities	40,919	-	(3,158)
Net cash provided by operating activities	87,158	22,191	85,080
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(27,534)	(9,893)	(58,545)
Investments in patents	(22,740)	(9,503)	(49,704)
Purchases of investments	(300,003)	-	-
Net cash (used) by investing activities	(350,277)	(19,396)	(108,249)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from convertible debt	850,000	-	-
Proceeds from related party notes payable	-	155,000	38,000
Principal payments on related party notes payable	-	(8,000)	(10,000)
Net cash provided by financing activities	850,000	147,000	28,000
NET INCREASE IN CASH	586,881	149,795	4,831
CASH AND CASH EQUIVALENTS, beginning of period	179,834	30,039	25,208
CASH AND CASH EQUIVALENTS, end of period	$ 766,715	$ 179,834	$ 30,039
Supplemental Cash Flow Disclosures:			
Interest paid	$ 1,120	$ -	$ -
Taxes paid	$ 800	$ 11,546	$ 3,321

Supplemental Non-Cash Financing Activity Disclosures:
The entire balance, $270,850, of the related party note payable due to co-founder, Gerald Loeb, was converted to a convertible debt instrument upon the Company's conversion from and LLC to a C-Corp on May 16, 2016. See Notes 9 and 10 in the footnotes to these financial statements.

See independent auditor's report and accompanying notes.

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

SynTouch, Inc. (the Company) is a start-up technology company that develops and manufactures tactile sensors for mechatronic systems. Its tactile sensors mimic the sensory function of the human fingertip. The company receives research grants from various government agencies and contracts with other companies for its services and products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Conversion to C Corporation

From the Company's inception to May15, 2016, the Company was not subject to federal and state income taxes since it was operating as a Limited Liability Company (LLC). On May 16, 2016 the Company converted from an LLC to a C corporation and, as a result, became subject to corporate federal and state income taxes. The Company's accumulated retained earnings of $287,116 at that date was reclassified to additional paid in capital as a non-cash capital contribution.

Cash and Cash Equivalents

For the purpose of the financial statements, the Company considers all investments purchased with a maturity date of three months or less to be cash equivalents. The commercial banks have FDIC coverage up to $250,000 per depositor per bank. As of December 31, 2016 and 2015, the uninsured balance was $381,531 and none, respectively.

(Note 2 continued on the following page)

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Investments</u>

The Company classifies its investments as trading securities and are carried in the financial statements at fair value. All gains and losses (realized and unrealized) are recorded in the statement of activities in the period in which those gains and/or losses occur.

<u>Accounts Receivable</u>

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that losses on balances outstanding at year-end will be immaterial. Therefore, the allowance for doubtful accounts at December 31, 2016 and 2015 was none.

<u>Advertising</u>

Advertising costs are expensed as incurred. During the years ended December 31, 2016 and 2015, advertising costs totaled $8,684 and none, respectively.

<u>Vacation and Sick Leave Benefits</u>

Neither vacation pay nor sick pay accumulates or vests. Therefore, no accrual has been made as of December 31, 2016 and 2015.

<u>Concentrations</u>

For the years ended December 31, 2016 and 2015, the Company receives 100% of its government grant revenues from three grant contracts. Additionally, during the year ended December 31, 2016, the Company received 10% of its commercial sales from one customer, and 10% of the Company's outstanding receivables were held by this same customer at December 31, 2016.

<u>Estimates</u>

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(Note 2 continued on the following page)

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740-10 (*SFAS No. 109, Accounting for Income Taxes*). This statement requires the recognition of deferred tax liabilities and assets for the future consequences of events that have been recognized in the financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, the Company performs an evaluation of the probability of being able to realize the future benefits indicated by such an asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company adopted certain provisions of FASB ASC 740-10, Interpretation No. 48, (*Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109*). Consequently, the Company recognizes the tax benefit for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence that indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. There was no recognition of uncertain tax positions required as of December 31, 2016.

The Company files income tax returns in the U.S. federal jurisdiction and various states and foreign jurisdictions. As a matter of course, various taxing authorities, including the IRS, regularly perform audits of our tax returns. The Company believes that its tax positions comply with applicable tax law and have adequately provided for these matters. The Company believes that we are no longer subject to income tax examinations for years prior to 2016.

It is the Company's continuing policy to account for interest and penalties associated with income tax obligations as a component of income tax expense. During 2016, no interest and no penalties were recorded as part of the provision for income taxes in the statements of activities.

New Accounting Standards

Deferred Income Taxes and Liabilities – In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes" (ASU 2015-17), which requires companies report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheets. The Company adopted ASU 2015-17 in 2016, and applied it retrospectively as allowed by the standard. The adoption of ASU 2015-17 did not have a material impact on the balance sheets and had no impact on cash provided by or used in operations for all periods presented in these financial statements.

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – INCOME TAXES

The income tax (benefit) for the year ended December 31, 2016 consists of the following:

Federal	$	(48,000)
State		(6,000)
(Benefit) for income taxes	$	(54,000)

The income tax (benefit) amounts shown on the statement of activities differ from the amounts that would result from applying statutory tax rates to income before income taxes primarily because of the marginal tax rates used to compute deferred taxes, permanent differences between determining income for financial statement purposes and computing taxable income, and the effect of state and local taxes.

The Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. Deferred taxes as of December 31, 2016 relate to the effects of the following items:

State income taxes deductible on federal tax returns	$	4,000
Accrued expenses not currently deductible for tax purposes		17,000
Property and equipment		7,000
Intangible assets		(6,000)
Net operating loss carryforwards		32,000
Less: valuation allowances		-
	$	54,000

On the basis of this evaluation, as of December 31, 2016, a valuation allowance of none has been recorded to record only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company's projections for revenue growth.

As of December 31, 2016, the Company had a net operating loss carryforwards of $71,407 that can be deducted against future taxable income, these tax carryforward amounts expires as follows:

		Net Operating Loss Carryforward
2036	$	71,407

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

The Company has adopted the provisions of ASC 820-10, for fair value measurements of financial assets and financial liabilities, and for fair value measurements of non-financial items that are recognized and disclosed at fair value in the combined financial statements on a recurring basis. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The assets that are recorded at fair value on a recurring basis are investments in mutual funds, money market accounts, certificates of deposit, and equity investments in a private company. The Company has no financial liabilities or non-financial items that are recorded at fair value on a recurring basis.

ASC 820-10 establishes a three-level fair value hierarchy that describes the inputs that are used to measure the fair values of respective assets and liabilities:

- Level 1: fair values are based on quoted prices in active markets for identical assets and liabilities. The Company's Level 1 assets consist of mutual funds.

- Level 2: fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the asset. The Company currently has no Level 2 assets.

- Level 3: fair values are calculated by the use of pricing models and/or discounted cash flow methodologies, and may require significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Company currently has no Level 3 assets.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair values may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering from sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

The following tables set forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2016.

Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 300,003	$ -	$ -	$ 300,003

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 5 – INTANGIBLE ASSETS

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives. Patents are amortized over 20 years. Costs that are incurred to create new patents or defend existing patents are capitalized as they occur. Patents are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. No impairments were recorded for the years ended December 31:

	2016	2015
Patents	$ 245,168	$ 212,925
Less: Accumulated amortization	(40,173)	(28,805)
Net	$ 204,995	$ 184,120

Amortization expense related to intangible assets for the years ended December 31, 2016 and 2015 was $11,368 and $8,966, respectively. Annual future aggregated estimated amortization expense of patents for the next five years and thereafter is as follows:

2017	$ 12,258
2018	12,258
2019	12,258
2020	12,258
2021	12,258
Thereafter	143,705
	$ 204,995

NOTE 6 – ACCRUED EXPENSES

The Company's accrued expense balance consists of the following categories at December 31:

	2016	2015
Interest	$ 39,429	$ -
Payroll taxes	1,490	-
	$ 40,919	$ -

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment are carried at cost and are depreciated using the double declining balance over the estimated useful life of the asset. Repairs and maintenance are expensed as incurred and improvements are capitalized. The Company capitalizes software development costs for internal use in accordance with FASB ASC 350-40 (*Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use*). Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. Under FASB ASC 350-40, the Company capitalized no software development costs in 2016 and 2015 relating to systems supporting its business infrastructure. Property and equipment consisted of the following at December 31:

	Method	Estimated Useful Lives (Years)		2016		2015
Lab equipment	Straight-line	5	$	57,567	$	43,672
Furniture and fixtures	Straight-line	5		3,529		1,890
Leasehold improvements	Straight-line	Life of Lease (5)		15,909		15,909
Computers and software	Straight-line	3		66,453		44,560
				143,458		106,031
Less: accumulated depreciation				(64,262)		(49,290)
			$	79,196	$	56,741

Depreciation expense for the years ended December 31, 2016 and 2015 was $14,972 and $7,923, respectively.

NOTE 8 – LEASE COMMITMENTS

The Company leases office facilities under operating leases for use in day-to-day operations. The leases are currently scheduled to expire in dates ranging from February 2017 to February 2020. The monthly lease payments range from $1,525 to $8,220. Future minimum lease payments under noncancelable operating leases are as follows for the years ending December 31:

Years ending December 31:		
2017	$	88,926
2018		101,140
2019		104,140
	$	294,206

Rent expense totaled $65,510 and $52,015 for the years ended December 31, 2016 and 2015, respectively.

SYNTOUCH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – CONVERTIBLE DEBT

The Company has issued several convertible debt instruments as of December 31, 2016. The principal balance of the notes and all accrued interest are convertible at the option of the holder into equity securities of the class, series and type issued and sold at the close of the Company's next bona fide equity financing. The number of shares issued to each convertible note holder upon such conversion shall be equal to the quotient obtained by dividing the entire principal amount of the convertible notes plus accrued interest as of the date the holder exercises his/her conversion right by the lower of the price per share of the equity securities issued at the time of the next bona fide equity financing less a 25% discount, or the quotient obtained by dividing $12,000,000 by the number of issued and outstanding shares of the Company's capital stock assuming the conversion of all of the Company's outstanding convertible or exercisable securities, rounded to the nearest whole share. The Notes bear interest at 6% per annum from date of issue and mature in May 2019. Upon maturity, the principal balance of the notes and all accrued interest are convertible into equity securities of the class, series and type issued at the option of the holder.

NOTE 10 – RELATED PARTY NOTES PAYABLE

Related party notes payable consists of a loan from Gerald E. Loeb Co-Founder of SynTouch, LLC, to assist with start-up operations. The note does not become due until the Company receives a written request from Gerald E. Loeb. Repayment of the note begins within 30 days of request. Initial payment will represent 1/18 of total balance due and the remaining balance will be paid in 17 equal monthly payments. Interest rate is 2% compounded annually. The entire balance, $270,850, of this related party note payable was converted to a convertible debt instrument upon the Company's conversion from and LLC to a C-Corp on May 16, 2016. The new terms of the convertible debt instrument issued to Gerald E. Loeb are the same as those described in Note 9 above.

NOTE 11 – SUBSEQUENT EVENTS

Events subsequent to December 31, 2016 have been evaluated through August 1, 2017, the date at which the Company's audited financial statements were to be issued. No events requiring disclosure have occurred through this date.

EXHIBIT C
PDF of SI Website





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SynTouch

SynTouch

Biomimetic touch technology that enables robots to feel the world: Machine Touch® is impacting the fields of robotics, VR haptics, prosthetics, and e-commerce. Edit Profile

$500	$12,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

SynTouch is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SynTouch without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Revenue (2015-2017)

$4.3+ million

Haptics Technology Market By 2023

$22 Billion

- Customers include: P&G, Honda, Google, BASF, Volkswagen, Microsoft, L'Oreal, Nike, and more.
- Grants awarded by DoD, DARPA, NSF, and NIH.
- Seven issued patents and protected trade secrets, developed over 10 years and $6M in research. Led by Gerald Loeb, MD, a world-leading neuroscientist with 65 patents.
- Recognized as Technology Pioneers by the World Economic Forum, Breakthrough Innovators by Popular Mechanics, and featured in World Internet Congress @ Wuzhen, Wired, Fox News, and many more.
- Diversified revenue mix of sensor sales, haptics testing, contracted R&D, and sales/rentals of the brand new Toccare haptic instrument, totaling $1.4+ million for 2017.

- Round Size: US $2,400,000
- Raise Description: Series A
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $12,000,000
- Offering Type: Side by Side Offering

"This is the kind of robot that humanity needs, something that can feel pressure and texture and temperature – just like we can." -Wired Magazine

Touch is a unique sense. Unlike sound or light, tactile properties can be difficult to quantify. You can measure decibels or lumens, but touch is a subjective sense with subjective descriptions, like "rough," "squishy," or "cold." The sense of touch is one of the most important but least understood of the human senses. It is essential for characterizing and handling objects. It motivates decisions to purchase consumer goods and it protects our bodies from injury. When human hands are numb, we crush or drop objects; robots without a sense of touch are just as clumsy.

Our mission is to enable machines to achieve human-like perception with machine consistency. An artificial sense of touch requires robust and appropriate tactile sensors, control of exploratory movements, signal processing and perceptual algorithms. SynTouch is a leader in providing this haptic hardware and software and is continuing to expand its technology suite. We measure what a person can feel, and unlike humans, we do so objectively and repeatedly.

SynTouch's biomimetic sensors capture the texture of a material, the give of it, and how warm or cool it feels. It further breaks down these qualities into 15 highly specific properties with names like "adhesive tack," "thermal persistence," "tactile compliance," and "macrotexture coarseness." To gather this information, the SynTouch Toccare imitates humans by poking and sliding its robot finger across a material with precise control of the digit's force and velocity.

SynTouch is using this process with thousands of materials, with a vision of developing an objective standard of this subjective sense. With such a standard, you could bring haptic information to online shopping. An online marketplace might one day tag a sweatshirt not just with a color and size, but a quantification of its feel, empowering both consumers and companies.

We believe that substantial opportunities exist for enabling applications in current and next-generation robots as well as establishing an industry standard for the language of touch.





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Pitch Deck

The Future of Machine Touch®
Investor Deck
SynTouch
Confidential & Proprietary © 2018 SynTouch Inc., all rights reserved

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Product & Service

SynTouch's products do the tasks you would expect your own fingers to do: they enable dexterity, prevent damage, provide awareness, protect humans, and improve product quality. We're introducing this ability to a wide variety of robots and uses through our platform neutral strategy.

Tactile Sensors

Since SynTouch's launch out of the University of Southern California in 2008, its BioTac has been a leading tactile sensor enabling dexterous robotic and prosthetic hands. We partner with many of the leading laboratories in the world. SynTouch has incorporated its NumaTac sensors into the fingertips of prosthetic hands that are now in a clinical trial funded by the U.S. Department of Defense. Additionally, SynTouch has developed a biomimetic grip control algorithm that functions like human reflexes. Our goal is to make a prosthetic hand work much more like a human hand and improve patients' lives.

Consumer Product and Materials Testing

We believe Haptic Branding is one of the last frontiers in consumer products. Consumers make decisions each day regarding purchases, oftentimes with the "feel" being an important element. We make the process of controlling this consumer experience scientific, objective, and quantifiable. That is why many leading companies (like Nike, Google, and Procter & Gamble) have come to SynTouch.

Telerobotics

SynTouch works with several of the world leaders in robotics. Our technology is integrated onto platforms such as Shadow, Schunk, Kuka, Kinova, Robotiq, ABB, Barrett, Fanuc, and Allegro. Our sensors facilitate uniquely dexterous manipulation and object characterization. Further, the work being done in prosthetics, which are essentially telerobots, is synergistic to our efforts to enable truly dexterous robots. These robots in the future will work more like humans work: next to us in a factory, in our homes, helping our police and military. Machine Touch is critical for this to become a reality.

Virtual Reality & Realistic Tactile Displays

SynTouch aims to become the tactile standard for haptics displays of various types. Just as our tech is used by many companies to understand the haptic properties of their products, the data from SynTouch can be used to quantify the AR/VR experiences being created by various platforms and/or drive those platforms with detailed data on surface characteristics and other haptic properties.

Touch-Scale

One thing you cannot "display" to consumers in an e-commerce environment is what a product feels like. You can read reviews (which may or may not be misleading), or you can examine the physical specifications (which may not accurately reflect their haptics). SynTouch has created a simplified version of our standard: an infographic construct that will enable e-commerce platforms to provide this information about the feel of a product, helping to increase sales and reduce returns. The same information can also be used to drive customer-specific presorting of products based on their preferred feel for products. SynTouch is already in talks with multiple large e-commerce brands.

Gallery






Smithsonian Magazine



































Team Story

EDIT

SynTouch was founded to participate in the DARPA Revolutionizing Prosthetics projects and the original IP was developed in the laboratory of Dr. Gerald Loeb at the University of Southern California. Several of Dr. Loeb's PhD students who were involved in the creation of the original IP rounded out the original founding team. As the technology has matured over the years, a number of novel applications for the commercialization of touch have evolved. This small team has created a significant amount of IP and is recognized as leaders in the field.

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Q&A with Founder
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Founders and Officers



Gerald Loeb, Md
FOUNDER AND CHIEF SCIENCE ADVISOR

Dr. Loeb completed his MD at Johns Hopkins before becoming a Neuroscientist. He is a professor at the USC Viterbi School of Engineering and Director of the Medical Device Development Facility. He holds more than 65 medical device patents including critical work with the Cochlear Implant. His current work includes projects such as the Fetal Pacemaker.



Jeremy Fishel, PhD
CO-FOUNDER & CTO

Jeremy completed his PhD from the University of Southern California for his work on fluid-based tactile sensing and characterization of objects by touch. As Chief Technology Officer, Jeremy works with our R&D and engineering teams to develop new products and services that address unmet market needs in the field of touch.



David Groves
CHIEF EXECUTIVE OFFICER

David Groves received his MBA from the University of Southern California and brings more than 20 years of business development and management experience from multiple fields including: medical devices, consulting and manufacturing.



Matthew Borzage, PhD
CO-FOUNDER

Matt Borzage received his PhD in Biomedical Engineering from the University of Southern California. He worked closely with the team that designed the original BioTac and is an Assistant Professor at USC. He continues to work at SynTouch on strategic projects.

Notable Advisors & Investors

Comet Labs Vc

Investor, Silicon Valley based VC focused on AI and Robotics



Gerald Loeb, Md

Investor, World-renowned NeuroScientist with more than 65 patents.







Fred Zhang

Investor, Senior Software Designer for Google and an Entrepreneur/Investor.

DL Capitals

Investor, Shanghai based VC with a broad range of investments.





Richard Koffler

Advisor, CEO of Greenwings Biomedical and a board member of SynTouch.

Q&A with the Founder

Q: Please detail your product/platform.

SynTouch: The BioTac is our core technology, an innovative sensor that mimics human form and function. We have signal processing algorithms and AI that optimizes human-like movements. We have low-cost sensors that with our algorithms enable robots/telerobots to grasp in more human-like ways. Our customers include some of the most important companies in the world.

Q: What's the difference between BioTac and NumaTac? What's the revenue share split?

SynTouch: NumaTac is a basic low-cost, low-bandwidth sensor. BioTac has a higher bandwidth, multi-modal, biomimetic (human-like) sensor. BioTac is our core technology while NumaTac is a lower cost option that is often used in prosthetic hands or assistive robots due to bandwidth limitations and price sensitivity. BioTac is 80% of our current revenue, but we believe it will increase in importance as more robotics platforms adopt our technologies.

Q: Can you talk a bit about your business/ revenue model and typical customer profile?

SynTouch: We primarily sell sensors to commercial and academic enterprises for advanced research and provide haptic testing services to many of the world's leading companies. We recently completed the development of Toccare, which is a unique system for quantifying tactile perception of products based on our sensors. We both rent and sell the Toccare depending upon customer needs.

Q: Is research the only current application? What are other key use cases to represent your primary revenue channels?

SynTouch: Our primary application is the characterization of materials, which helps companies optimize and/or control the quality of their products. Secondary applications in the future will be for a consumer-oriented Touch-Scale to facilitate online purchases. Toccare hardware is either rented or sold to the customer.

Q: What is Toccare? What does the timeline to rollout look like? Is this included in your pipeline/financial projections?

SynTouch: Toccare is the instrumentation system that drives our sensors and BioTac is the fingertip sensor itself. Think of BioTac as the fingertip and Toccare as its movement system (arm/hand) and brain (signal processing and AI). Before Toccare, a customer's only option was to use SynTouch as its testing lab. Toccare is now a highly standardized, industry-ready solution that requires very little skill to operate. SynTouch still performs a lot of outsourced research for customers. Many companies pay us for our expertise, not just our products or our test data. Analysis of the data acquired is done through a user interface that the client can use and/or data can be transmitted to SynTouch for further interpretation.

Q: Are there plans for further robot integrations?

SynTouch: Yes, we have pilot programs under discussion with robotics companies. This has the potential to be the majority of our revenue stream in the future. We have not integrated this into our financial projections because they are early stage. We are also working on NumaTac skins for robots. This could be applied for robots to detect and absorb collisions with other robots or humans. We believe that in the future humans will be working side-by-side with robots and have robots assisting them in their homes. These units must be able to work safely in unstructured environments with a wide variety of objects.

Q: Please detail founder/management backgrounds.

SynTouch: Gerald Loeb, MD is a professor of Biomedical Engineering at USC and has 68 medical device patents. His CV and those of other founders can be provided and qualifications are briefly covered on our website. Dr. Fishel and Dr. Borzage also have impressive accomplishments. Dr. Davoodi, our Senior Software developer has a Ph.D. and 20+ years of experience. David Groves has an MBA from USC and 20+ years of business and management experience.

Q: What is your manufacturing and distribution strategy?

SynTouch: We plan to become the standard for haptics in the same way Pantone became a standard for color. This will be leveraged in a variety of ways, from B2B applications in product development and quality control, to B2B2C applications in online commerce. The Toccare is offered as a test service, for lease by clients and for sale with back-end license and warranty fees for recurring revenues. Over time, our large database of tested surfaces and unique understanding of consumer perception and preferences as they relate to specific haptic data will become more and more valuable.

Q: What is your sales cycle and required product lead time?

SynTouch: The sales cycle for testing or machinery rentals runs 3-9 months. Sensors sales are roughly similar. We usually deliver within 90 days of a confirmed PO.

Q: How does your customer acquisition and sales strategy work?

SynTouch: We acquire customers from attending trade shows and conferences, speaking at events/conferences, our online presence, referrals and other methods.

Q: For your haptics segment: do you act as an analysis/testing service?

SynTouch: Utilizing data gathered via our technology, users gain valuable insights which are important when the product needs to be touched, allowing them to produce more realistic sensations. Prominent haptics display and tactor entities buy our sensors and/or utilize our services. Current haptics rendering capabilities are well behind our sensor technology, but this segment offers high growth prospects as our customers develop their technologies.

Q: Roughly how many customers do you currently sell to and is there concentration?

SynTouch: We sell to dozens of customers, with concentration among several particularly large entities.

Q: Looks like your grants are dropping off and the P&G JDA is completing, any key concerns about replacing revenue?

SynTouch: We're already delivering Toccare, that's well ahead of schedule. The Joint Development Agreement is not done, and grants will be roughly equivalent next year, but the grants may decline in 2019. We will grow our testing business (commercial applications) and Toccare business significantly. Our emphasis is now on commercial revenue instead of government research.

Q: Please discuss TouchScale.

SynTouch: This is an intuitive infographic construct that enables consumers to have a better idea of the touch and feel of a product before they buy it online. We will aim to be on Amazon, Alibaba and other entities that offer products with substantial tactile components via an online channel. Most details of this work are covered under strict NDA agreements.

Q: Please detail your strategy to scale post-raise and product roadmap.

SynTouch: We intend to engage in additional promotion and sales of the Toccare and our consulting services. We also plan to release new products for the robotics market.

Q: What do you view as your exit opportunity?

SynTouch: We envision a sale to a large e-commerce facilitator or a large robotics entity.

Q: What are current and post-raise founder salaries?

SynTouch: They currently vary depending upon available funds. Dr. Loeb has never taken a salary. Our employees are paid in the low-end range relative to industry standards but also receive some options on shares and an exciting working environment.

Q: Turning attention to your financials, why the projected drop-off in 2017? Revenue falling by 26% vs NI falling by much more?

SynTouch: A lot less activity in research due to lesser work at this stage of the grant. We're also generally trying to shift away from grant funding and focus fully on commercial. A major component of our "loss" is inventory accumulation as we added about $500,000 in Toccare systems to our inventory for the launch.

Q: Was the 2016 profitability sustainable?

SynTouch: No, our revenue mix is shifting away from grants, towards commercial applications for long-term scalability. We've also invested significantly in Toccare production. We believe we will be less profitable initially, but far more profitable longer term.

Q: Why do you have a high consultants/salary expense relative to number of employees?

SynTouch: We use consultants for non-critical services to keep our headcount down. Software, Electrical Engineer (working on the UL certification of Toccare), etc.

Q: What's driving top-line growth projections?

SynTouch: Haptics is a growth sector and hardware is becoming more sophisticated, so our products become more useful as the hardware catches up.

Q: In your financials, what's included under intangible assets?

SynTouch: We spent a lot of money on legal fees over the years, which we have capitalized (expensed from an operational standpoint). Seven patents have been filed. There are a couple more potential patents, but we are currently keeping them as trade secrets to minimize legal expenses.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF

Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Series A	Series A
Round size	US $2,400,000	US $2,400,000
Minimum investment	$20,000	US $500
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with the Company's offering materials for additional details.
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
CF Offering Cap	While the Company is offering up to $2,400,000 worth of securities in its Series A Round, only up to $1,070,000 of that amount may be raised through Regulation CF.	While the Company is offering up to $2,400,000 worth of securities in its Series A Round, only up to $1,070,000 of that amount may be raised through Regulation CF.

Use of Proceeds



If Minimum Amount Is Raised

● Working Capital   ● Scale up of Toccare

If Maximum Amount Is Raised

● Scale up of Toccare   ● Working Capital   ● Strategic Capital

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SynTouch's prior rounds by year.



$12000000

Pre-Seed (Convertible)   Current Series A (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $1,274,000
Close Date	Jun 25, 2016
Security Type	Convertible Note
Valuation Cap	US $12,000,000

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations



The Company operates out of a 4,500 square foot facility in Montrose, CA. This facility has all the necessary space and equipment for the medium-term future. The Company has 8 full-time employees as well as several part-time employees and frequently utilizes consultants to maximize efficiency and control costs. Customers include many of the most prominent names in industry and academia. Revenues for 2017 were approximately $1.4M. The revenue mix for SynTouch includes: sales of sensors, haptics testing, sponsored R & D including federal grants, joint development agreement with P & G, rentals of the new company Toccare system, as well as warranty and parts sales, services, etc.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $311,000 in cash on hand as of January 30, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

The Confederation of Inspection and Certification Organizations estimates that the testing, inspection and certification (TIC) industry is highly fragmented with over 2,000 companies employing more than 600,000 people. Further, that market is expected to reach a value of $247.94 Billion by 2023.

Risks and Disclosures

We are dependent on our executive officers and key employees for the management of our business, and their loss and failure to replace them could have a material adverse effect on our financial condition and operating results. To be successful, we must have qualified, competent managers and engineers. There is no assurance that we will be able to retain and recruit the professional personnel we need to execute our business plan. We do not carry key person insurance. Our success will depend on our ability to retain our current management and key employees. Competition for these key persons in our industry is intense and we cannot guarantee that we will be able to retain our personnel. The loss of the services of certain members of our senior management or key employees could prevent or delay the implementation and completion of our strategic objectives, or divert management's attention to seeking qualified replacements.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We have not prepared any audited financial statements for our fiscal year ending December 31, 2017. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities for 2017 on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

We have only conducted a limited number of market studies. We have only conducted limited formal market studies concerning the demand for our technology and services. There is no independent confirmation of public acceptance of the concept; however, management believes the public acceptance of renewable hydrogen fueling stations will be favorable based on their internal research and experience.

Financial projections included with this Offering Circular may prove to be inaccurate. Financial projections concerning our estimated operating results may be included with the Memorandum, the Exhibits attached hereto or any documents incorporated by reference. Any projections would be based on certain assumptions which could prove to be inaccurate and which would be subject to future conditions, which may be beyond our control, such as general industry conditions. We may experience unanticipated costs, or anticipated revenues may not materialize, resulting in lower operating results than forecasted. We cannot assure that the results illustrated in any financial projections will in fact be realized by us.

We may not be able to successfully compete against companies with substantially greater resources. As our industry matures, larger companies may develop products or services similar to ours and compete with our Company. These companies may be better capitalized and with greater resources. We may be unable to compete against such companies.

We may not have adequate capital to fund our business. We will have limited capital available to us, to the extent that we raise capital from this Offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We cannot assure that we will have adequate capital to conduct our business.

The consideration being paid to our management was not based on arm's length negotiation. The securities and cash consideration paid or being paid by us to our management have not been determined based on arm's length negotiation. While management believes that the consideration is fair for the work being performed, we cannot assure that the consideration to management reflects the true market value of its services.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could have a material adverse effect on our business, financial condition and operating results. From time to time, we may consider opportunities to acquire other products or technologies that may enhance our products or technology, or advance our business strategies. Potential acquisitions involve numerous risks, including:

- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters;

- problems assimilating the acquired products or technologies;

- issues maintaining uniform standards, procedures, controls and policies;

- unanticipated costs associated with acquisitions;

- diversion of management's attention from our existing business;

- risks associated with entering new markets in which we have limited or no experience; and

- increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters.

We have no current commitments with respect to any acquisition and no current plans to seek acquisitions; however, depending on industry and market conditions, we may consider acquisitions in the future. If we do proceed with acquisitions, we do not know if we will be able to identify acquisitions we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

If we fail to properly manage our anticipated growth, our business could suffer. Failure to manage our growth effectively could cause us to misallocate management or financial resources, and result in losses or weaknesses in our infrastructure, which could materially adversely affect our business. Additionally, our anticipated growth will increase the demands placed on our suppliers, resulting in an increased need for us to manage our suppliers and monitor for quality assurance.

Moreover, there are significant costs and risks inherent in selling our products in international markets, including: (a) time and difficulty in building a widespread network of distribution partners; (b) increased shipping and distribution costs, which could increase our expenses and reduce our margins; (c) potentially lower margins in some regions; (d) longer collection cycles in some regions; (e) compliance with foreign laws and regulations; (f) compliance with anti-bribery, anti-corruption, and anti-money laundering laws, such as the Foreign Corrupt Practices Act and the Office of Foreign Assets Control regulations, by us, our employees, and our business partners; (g) currency exchange rate fluctuations and related effects on our results of operations; (h) economic weakness, including inflation, or political instability in foreign economies and markets; (i) compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad; (j) workforce uncertainty in countries where labor unrest is more common than in the United States; (k) business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters, including earthquakes, typhoons, floods and fires; and (l) other costs and risks of doing business internationally.

These and other factors could harm our ability to implement planned international operations and, consequently, harm our business, results of operations, and financial condition. Further, we may incur significant operating expenses as a result of our planned international expansion, and it may not be successful. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition, leading to delayed or limited acceptance of our products by patients in these markets. Accordingly, if we are unable to expand internationally or manage our international operations successfully, we may not achieve the expected benefits of this expansion and our financial condition and results of operations could be harmed.

The industries in which the Company operates are competitive and subject to rapid technological change. If any competitors are better able to develop and market products that are safer, more effective, less costly, easier to use, or are otherwise more attractive, we may be unable to compete effectively with other companies. Industrial and robotics are characterized by intense competition and rapid technological change, and we will face competition on the basis of product features, clinical outcomes, price, services and other factors. Competitors may include large medical device and other companies, some of which have significantly greater financial and marketing resources than we do, and firms that are more specialized than we are with respect to particular markets. Our competition may respond more quickly to new or emerging technologies, undertake more extensive marketing campaigns, have greater financial, marketing and other resources than we do or may be more successful in attracting potential customers, employees and strategic partners.

Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. In some instances, competitors may also offer, or may attempt to develop, alternative therapies for disease states that may be delivered without a medical device. The development of new or improved products, processes or technologies by other companies may render our products or proposed products obsolete or less competitive. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances, and upon our ability to successfully implement our marketing strategies and execute our research and development plan.

We may not have sufficient funds to meet our future capital requirements. We believe that the proceeds of this Combined Offering and other potential sources of liquidity will be sufficient to meet our anticipated cash needs. In the event the Company does not raise the Closing Amount, the Company may not fully meet its capital needs and may need to raise additional capital. Additionally, if we require additional funds during that period or in later periods, we may need to seek additional sources of funds, including potentially by selling additional equity securities, borrowing or selling or licensing our assets. However, we may be unable to obtain additional funds on reasonable terms, or at all. As a result, we may be required to reduce the scope of, or delay or eliminate, some or all our current and planned commercialization and research and development activities. We also may have to reduce sales, marketing, customer service, or other resources devoted to our business. Any of these actions could materially harm our business and results of operations.

We may receive a significant number of warranty claims or our products may require significant amounts of service after sale. As the number and complexity of the features and functionalities of our products increase, we may experience a higher level of warranty claims. If product returns or warranty claims are significant or exceed our expectations, we could incur unanticipated expenditures for parts and services, which could have a material adverse effect on our operating results.

Defects in our products or the software that drives them could adversely affect the results of our operations. The design, manufacture and marketing of our products involve certain inherent risks. Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of products can lead to injury or other adverse events. In addition, because our products include technology which is not developed in-house at SynTouch, we may not be aware of manufacturing defects that could occur. Such adverse events could lead to recalls or safety alerts, and could result, in certain cases, in the removal of our products from the market. A recall could result in significant costs bit financially and to the reputation of the Company. The medical device industry has historically been subject to extensive litigation over product liability claims. We have not been subject to such claims to date; however, we may become subject to product liability claims alleging defects in the design, manufacture or labeling of our products in the future. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs and high punitive damage payments.

We currently rely, and in the future will rely, on sales of our products for our revenue, and we may not be able to achieve or maintain market acceptance. We currently rely, and in the future will rely, on sales of our products for our revenue. SynTouch's products are relatively new products, and market acceptance and adoption depend on educating and continued acceptable. Achieving and maintaining market acceptance of products could be negatively impacted by many other factors, including, but not limited to:

- the introduction of new competitive products or greater acceptance of competitive products
- adverse regulatory or legal actions relating to our products or similar products or technologies;
- problems arising from the outsourcing of our manufacturing capabilities, or our existing manufacturing and supply relationships.

Any factors that negatively impact sales would adversely affect our business, financial condition and operating results.

Our principal shareholders own voting control of our Company. Our current officers, directors, founders, and principal shareholders currently own a total of 4,100,000 shares of our Common Stock or 91% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

There are limitations on the liability of our directors and officers. As permitted by Delaware law, our certificate of incorporation limits the liability of our directors and officers for monetary damages for any breach of a fiduciary duty except in certain instances. As a result, stockholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by law.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for Investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management's assessment of our internal controls over financial reporting or disclosure of our public accounting firm's attestation to or report on management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	TYPE
Pitch Deck and Overview (2 files)	Folder
Product or Service (6 files)	Folder
Financials (2 files)	Folder
Fundraising Round (3 files)	Folder
Investor Agreements (1 file)	Folder
Miscellaneous (1 file)	Folder

EXHIBIT D
Investor Deck



The Future of Machine Touch®

Investor Deck

Disclaimer

This presentation contains offering materials prepared solely by Syntouch without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

SynTouch Overview

Enable Machines with a Human Sense of Touch

Leaders in the applied science of human touch

Provide unique services and products that help world-leading companies optimize and promote their haptic brand

Growing portfolio of IP and a network of marquee strategic partners representing a wide range of opportunities in virtual reality and robotics

Nine years of growth, funded by a diverse mix of revenue from products, services, and research contracts and grants.

www.SynTouchInc.com



The Power and Potential of Machines with Humanlike Senses

Artificial Hearing

 

Artificial Vision

 

Artificial Touch



SynTouch Captures Touch

SynTouch Enables the Growth of Robotics and Haptics

Quantifying Touch



<u>Applications:</u> Product Development, Quality Control, Consumer Touch Scale

<u>Markets:</u> Personal Care Products, Consumer Electronics, Automotive, Coatings

Tactile Data







Realistic Tactile Displays

<u>Applications:</u> User Interfaces, Developer Tools

<u>Markets:</u> Portable Electronics, Virtual Reality

Realistic Displays



Artificial Intelligence

A.I.



Delicate Interaction



<u>Applications:</u> Fragile Grasping, Collision Mitigation

<u>Markets:</u> Advanced Prosthetics, Industrial Automation, Collaborative Robots

Smart Reflexes



Telerobotics



<u>Applications:</u> Remote Operation

<u>Markets:</u> Medical, Nuclear, etc.

The Value of Quantifying Touch

Speed R&D Cycles and Reduce Costs



Eliminate subjective testing

Control Your Haptic Brand



Optimize customer delight, defend claims

Material Sourcing



Use ethical or economical alternative to expensive materials.

Consistent Manufacturing Processes



Specify product "feel"

The Challenge of Quantifying Touch

Competing Approaches:

Tribology Instruments	Trained Human Testers
	
✖ Not Relevant	✔ Relevant
✔ Precise	✖ Not Precise

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Our Solution to Quantify Touch

Combining Machine Precision with Biomimetic Architecture:



Human-Like Tactile Sensing

+

Human-Like Movements

+

Neural-Inspired Signal Processing

The 15 Dimensions of Touch

It's like PANTONE® for Touch!











Traction with Key Clients

















































Microsoft · NIKE · facebook · ALDEBARAN Robotics · oculus · Google

L'ORÉAL · P&G · Kimberly-Clark · COLGATE-PALMOLIVE · AkzoNobel · CORNING

adidas · LVMH · lululemon athletica · Alcon · essilor · ottobock.

technicolor · TOYOTA · BENECKE-KALIKO · HONDA · HYUNDAI · Ford

5000+ surfaces tested
100+ studies
$2M+ in revenue

R&D: A Consumer Touch-Scale™

A platform to bring product feel to online consumers



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This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Warm
Cool
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Softness
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Touch Scale
High

R&D: Advanced Prosthetics

Partnered with world leader, Ottobock

Grants funded by NIH, DoD to develop smart reflexes

Clinical studies at Palo Alto VA







ottobock.

R&D: Safe Robots

Safe collaborative robots working with humans require soft exteriors.

SynTouch technology can be applied to large scale robots to safely detect and pad impact enabling safe collaborative robots.









R&D: Realistic Haptic Displays

Libraries of textures to drive outputs and create realistic sensations on haptic displays

Working with several key partners in VR and display markets

SynTouch is helping create the industry standard to communicate touch















Discussions or work with key partners is not an indication of a contractual relationship or obligation. This slide does not represent guarantees of future results, levels of activity, performance, or achievements. This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

R&D: Remote Tele-operation

Combine Tactile Sensing, Smart Reflexes & Haptic Displays…



… create Telerobots for military, underwater, space, telemedicine, nuclear, etc.

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

R&D: Artificial Intelligence for Robots

We created a new form of AI inspired by human decision-making to enable better-than-human classification of textures.





Texture A
Texture C
Texture A
Texture B



30% 30% 40%

	1	2	3	4	5	6	7	8	9	10
1	1.00	0.01	0.31	0.08	0.00	0.00	0.27	0.65	0.00	0.00
2	0.01	1.00	0.50	0.88	0.00	0.00	0.04	0.25	0.04	0.00
3	0.31	0.50	1.00	0.69	0.04	0.05	0.32	0.45	0.47	0.00
4	0.08	0.88	0.69	1.00	0.00	0.00	0.06	0.36	0.07	0.00
5	0.00	0.00	0.04	0.00	1.00	0.67	0.29	0.00	0.00	0.00
6	0.00	0.00	0.05	0.00	0.67	1.00	0.35	0.00	0.00	0.00
7	0.27	0.04	0.32	0.06	0.29	0.35	1.00	0.21	0.00	0.00
8	0.65	0.25	0.45	0.36	0.00	0.00	0.21	1.00	0.01	0.00
9	0.00	0.04	0.47	0.07	0.00	0.00	0.00	0.01	1.00	0.00
10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1.00

$$P(A|B) = \frac{P(B|A)P(A)}{P(B)}$$

$$\sqrt{\frac{2\sigma_1\sigma_2}{\sigma_1^2+\sigma_2^2}}\exp\left(-\frac{(\mu_1-\mu_2)^2}{4(\sigma_1^2+\sigma_2^2)}\right)$$

Our AI designs the movements for our robots. It also has broad applications for decision-making.

Robust Core Technologies

BioTac



Sensitive to what humans feel

Durable, multimodal high bandwidth sensors

BioTac SP



NumaTac



Sense & Protect

Durable, compliant, inexpensive

IP Portfolio:

6 US patents (and international counterparts with coverage in EU, Canada and Japan): #7,658,119, #7,878,075, #8,181,540, #8,272,278, #9,080,918, #9,477,909.

1 pending patent: US20160025615.

A Leader in Touch

SynTouch technology is already integrated in top robotic hands used by premier organizations worldwide



Strong Leadership Team







David E. Groves, MBA – Chief Executive Officer

David joined SynTouch in 2012, bringing more than 20 years of management and business development experience in the medical device, consulting and manufacturing fields. David received his MBA from the USC Marshall School of Business in 2002. As Chief Executive Officer, David manages company operations and works to advance relationships with our strategic industry partners.

Jeremy A. Fishel, PhD – Chief Technology Officer, Founding Partner

Jeremy is a co-founder of SynTouch and has led the development of its core technology since the company's founding. In 2012 he received his PhD from the University of Southern California for his work on fluid-based tactile sensing and characterization of objects by touch. As Chief Technology Officer, Jeremy works with with our research and development team to pioneer new products and services to address unmet market needs in the field of touch.

Gerald E. Loeb, MD – Chief Scientist, Founding Partner

Gerald is a co-founder of SynTouch, a spin-off company from the Medical Device Development Facility of the University of Southern California, which he directs as Professor of Biomedical Engineering. He is a co-inventor of the BioTac technology and holds more than 60 issued US patents covering many areas of neural engineering and prosthetics. As Chief Scientist, Gerald provides strategic guidance to the company and mentoring to the team.

Matthew T. Borzage, PhD – Head of Business Development, Founding Partner

Matt is a co-founder of SynTouch and has played a leading role in developing the business framework for the company and coordinating its grants and contracts. His graduate education in biomedical engineering and experience in medical device engineering and sales give him unique insights into applications of SynTouch's technology. As Head of Business Development, Matt enjoys speaking with global leaders in consumer products, robotics and prosthetics to explore how tactile sensing can enable their key applications.

Fred Zhang – Advisor and Board member

Fred Zhang is a computer scientist, entrepreneur and investor. He has been working at Google Inc. since 2006 as the lead on Google Display Network and Brand Advertising measurements. Prior to working at Google, he led and managed team that developed the world's first online movie download and distribution platform for five biggest Hollywood movie studios. Fred is also the General Partner of DL Capitals since 2014 and successfully invested in several technology startups in the U.S.



Industry and Public Accolades



Technology Pioneer by World Economic Forum



Robotics Business Review Top 50 Companies



Popular Mechanics' Breakthrough Innovator Award



NumaTac - The Scientist's Top 10 Innovations



SynTouch

Seeking strategic partners and investors for an expanding

Future of Machine Touch®

www.SynTouchInc.com



EXHIBIT E
Video Transcript

EXHIBIT E – VIDEO TRANSCRIPTS

SynTouch Open House Technology Overview
https://www.youtube.com/watch?v=CaCD3_bevCI

00:01: Touch is what connects us to the world, and at Syntouch we have developed breakthrough technology to record the human sense of touch. The biotech's design and performance is remarkably human-like in how it feels and what it can measure. It can detect texture, deformations, and even temperature just like your fingertips.
00:41: Our team has carefully engineered all of this into a robust package that is about the same size as your finger too.
00:54: SynTouch's tactile sensing technology has enabled new applications in robotics with surprisingly human-like capabilities and performance.

01:13: We have integrated this technology into several robotic hands and have been the best-selling tactile sensor in the research market since the biotech's debut in 2010.
01:32: Over this time SynTouch has grown organically with minimal outside investment funded by early customer sales and government research contracts to explore the many applications of robotic touch. As one of SynTouch's leading research projects, we have been developing intelligent prosthetic hands that can feel and react to what they are touching.

02:12: The ability to respond to touch enables amputees to delicately interact with their world both effectively and intuitively.
02:29: Parallel to intelligent grasping robots, we have been developing new ways to quantify how surfaces feel.
02:40: To a consumer, the feel of a product has a tremendous influence on the perception of its quality.

02:54: We have been working with leading haptic display companies to innovate new ways to play back the sense of touch that has been recorded with our technology. As SynTouch's primary and fastest-growing market we enable manufacturers to measure and understand how their products feel. The Toccari is a specialized instrument that explores surfaces by touch and measures 15 different properties that define how that surface feels with a greater precision and repeatability than humans can.
03:32: These instruments are now being used by several leading companies to engineer new products that have an optimized feel.
03:43: This information can even help online shoppers understand how their products feel.
03:51: The sense of touch is what connects us to the world and we can measure it. Join us for the future of machine touch.

This Robotic Hand Can Touch and Feel, Just Like a Human Hand | Cyborg Nation
https://www.youtube.com/watch?time_continue=1&v=GJ_Zki8e8Kw

00:00: So this is Obi-Wan Kenobi, he's a Netherlands dwarf rabbit. With the sensor his hand it's a lot easier to manipulate the wing of the duck and be confident that I'm not hurting it. On screen you can basically see what the sensors are picking up. Imagine robot fingers that can actually feel. They can feel textures, temperatures, and vibrations. Sounds like science fiction, but it's real. For years we have been developing machines designed to mimic human tasks and behaviors with ever-increasing levels of success.

00:31: We now have machines to harvest our food, vacuum our floors, and even drive our cars, but what about one of the most fundamental elements that makes us human? What about a robotic hand that can feel? I myself am a congenital amputee, which means I was born with one hand. In elementary school I had a giant metal hook, and it was just big shiny and silver and it opens like this and it was basically a giant pirate hook like Captain Hook wears.

01:02: As I grew older I definitely found myself being a lot more shy about it. I would always find a reason to take it off. My whole idea of the ideal prosthetic hand is one where you don't realize you're wearing a prosthetic hand, and it just functions as a hand. A robotic finger would be very helpful, specifically for me just because it would make my prosthetic hand which is essentially a dummy hand… it would just make it smarter and intuitive.

01:26: The BioTac is a biomimetic tactile sensor modeled after the human fingertip. It's capable of sensing everything that your finger can detect. So the reason we went to biomimetic design is just an appreciation for nature. The human hand represents billions of years of evolution and that's something that needs to be recreated synthetically in order to mimic sense of touch. The BioTac fingertips are equipped with human-like fingernails because your nails are key in sensing the tangential forces applied to the surface of your finger pads.

01:58: Fingerprints also play an essential role in tactile sensations by enhancing vibrations as they slide over different textures. Also a bone-like core and inflated skin that gives it a compliance and deformation similar to a human finger tip. When you're using a prosthetic hand as opposed to a normal hand, you have to pay attention to the amount of force you're applying to any object.

02:20: With contact detection it allows you to pay significantly less attention to manipulating fragile objects like an egg than with non-sensorized prosthetic hand. With eggs it's just nice to know you're not going to crack them it would take me so much longer to multitask when cooking eggs then I just did. It's just way more convenient. it's going to make using the prosthetic hand I have now easier and more intuitive. it's basically going to allow me to move through my day quicker and faster and more like someone who has two hands.

02:56: When Vikram is making an omelet, it's not like he's doing something impossible for somebody with a simple mechanical prosthesis. The difference is that he can actually enjoy it, because his hand has reflexes and can act on its own, just like our biological hands do. With each new sense we learn to engineer, we come closer to robotics that can truly recreate the human experience. Check out more episodes of cyborg nation by subscribing to the Wired Channel.

Replicating the human sense of touch for robots
https://www.youtube.com/watch?time_continue=2&v=at-dvn5plr0

00:00: Replicating the human sense of touch is what these new robots can do. Syntouch is the Company that builds them. Founder and CEO, DR. Gerald Loeb with me now. Dr. Loeb, thank you so much in advance for the time. What made you want to create these robots, that would have the human sense of touch?

00:20 So if you've ever had your hands numb from the cold on a winter's day, you'll know that your hands are pretty much useless without a sense of touch. Right now robots, and industry, and prosthetic hands being used by patients have no sense of touch, so no matter how good you make the motors and the joints, they're really not going to be more useful than your hands on a cold day.

00:41 So we're watching incredible video. You already know your robots can do this. But our viewers, myself, just seeing this, we're seeing the robot hands picking up eggs and otherwise small objects. Little Styrofoam as we're watching now. You received grant money from the U.S. Department of Defense. What are the potential applications that you are most excited about?

01:02 Actually, this is an entirely new technology with many new applications. In addition to putting it on a wide range of robots and prosthetic hands, it turns out that having an objective way to know how materials feel is really important to the consumer products industry. And that's an exciting new area that we've been working in for a couple years with a lot of interest from Fortune 500 companies that make products based on how they feel.

01:26 So, what was the biggest challenge to creating what I understand are these sensors that pick up texture, that pick up temperature, that pick up force, vibration. How did you do it?

01:40 So it took us a while to realize that what matters about the finger is not so much about what you sense, but the mechanical properties of the finger. You are having to collide with objects with your finger, so if you are going to interact with objects the way a human does, you have to have the same mechanical properties: soft elastic skin, over a squishy material underneath, like your finger ball, things like fingerprints and fingernails wind up having a very important effect on the interactions with objects, and therefore in what you sense with the sensors that we have built into our fingers.

02:14 So Dr. Loeb, I feel like for veterans--prosthetics--these would be miracle pieces.

02:22 So we're had a lot of improvement in function with some simple forms of tactile sensing. It turns out that even more important than consciously feeling what you touch, all those reflexes that you rely on: so when you touch something and start to grab it, your spinal cord actually knows that you've made contact and adjusts the contact force automatically. Prosthetic hands don't do that now, and we're working with one of the major manufacturers of prosthetic hands to add that kind of tactile sensing, so the hand will stop on the object, just as your normal hand will.

02:54 Alright, Dr. Loeb, thank you so much. It's fascinating. We're glad you're here. SynTouch's Founder and CEO, Dr. Gerald Loeb.

Prosthetic Hands on The Today Show - Breakthrough Awards 2013

https://www.youtube.com/watch?v=Onq4QDG_Q-k

00:00: Yes this is Vikram he's modeling the BioTac Center basically what this is, it's a fingertip for computers and robots. You know, computers been able to hear and see but not really touch. So it can you can see how he can grasp something delicate, like a plastic cup, in the past that wouldn't be possible.

00:19: This little fingertip actually senses the how hard he's gripping, even the temperature and texture of objects. It opens up a whole new world of robotics. Is this ready now? Is this technology ready now? They are working with a lot of partners in different fields to find applications for this.

00:33: Ultimately even robots around the house it could you know unload a dishwasher. Look at how sensitive you can do even an egg that's incredible all right thank you very much we appreciate it.

How will you change the world? | Shell #makethefuture
https://www.youtube.com/watch?time_continue=1&v=PTbckbx7qSs

00:01: How we grow depends on the questions we ask. Who am I? Why am I here? But one question inspires us like no other. How?

00:17: Because How is curious. It looks at the world differently. How can answer your questions. It expands the world around you.

00:30: And your mind with it. Then one day… How looks you right in the eye and asks... ..'How do you do that?'

00:50: But the real question is.....how will you change the world?